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                                                        Exhibit 12.1


Great Lakes REIT, Inc.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends


                                              1993       1994        1995        1996         1997
Income before gains on sale of properties  $410,172  $1,987,787  $3,199,801  $4,709,142  $12,105,426
Interest expense                              72,993     911,381   2,296,457   3,778,065    3,778,065
Amortization of deferred financing costs       2,925      33,744     130,500     427,375      818,497

Adjusted income                             $486,090  $2,932,912  $5,626,758  $8,914,582  $16,701,988

Total fixed charges                         $ 75,918  $  945,125  $2,426,957  $4,205,440  $ 4,596,562

Ratio of earnings to fixed charges              6.40        3.10        2.32        2.12         3.63
